

Exhibit 99.2

# Government Properties Income Trust

## Third Quarter 2012
### *Supplemental Operating and Financial Data*

*180 Spring Street, Atlanta, GA.*
*Square Feet: 90,688.*
*Primary Tenant: Department of Homeland Security.*



*All amounts in this report are unaudited.*

# TABLE OF CONTENTS



**TABLE OF CONTENTS**



# WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,

• OUR ACQUISITIONS OF PROPERTIES,

• THE CREDIT QUALITY OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

• OUR EXPECTATION THAT THERE MAY BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE OR NOT OTHERWISE BE AT A LEVEL TO SUFFICIENTLY COVER OUR COSTS,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH COMMONWEALTH REIT, REIT MANAGEMENT & RESEARCH LLC, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

# CORPORATE INFORMATION



*915 L. Street, Sacramento, CA.*
*Square Feet: 163,840.*
*Primary Tenant: California Department of Finance.*



# COMPANY PROFILE

**The Company:**

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings that are majority leased to government tenants located throughout the United States. The majority of our properties are office buildings. As of September 30, 2012, we owned 60 properties primarily leased to the U.S. Government, 18 properties primarily leased to ten state governments, and one property leased to the United Nations, an international intergovernmental agency, and three properties which we are offering for lease. We are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

**Strategy:**

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are majority leased to government tenants and pay distributions to shareholders. As our current leases approach expiration, we will attempt to renew leases with existing tenants or enter into leases with new tenants, in both circumstances at rents which are equal to or greater than the rents we now receive. Our ability to renew leases with existing tenants or enter into new leases with new tenants and the rents we are able to charge will depend in large part upon market conditions which are generally beyond our control. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

**Management:**

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,680 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of September 30, 2012. We believe that being managed by RMR is a competitive advantage for GOV because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

**Corporate Headquarters:**

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

**Stock Exchange Listing:**

New York Stock Exchange

**Trading Symbol:**

Common Shares – GOV

**Issuer Ratings:**

Moody's – Baa3
Standard & Poor's – BBB-

**Portfolio Data (as of 9/30/2012):**

| | |
|---|---|
| Total properties | 82 |
| Total sq. ft. (000s) | 9,969 |
| Percent leased | 92.4% |

# INVESTOR INFORMATION



## Board of Trustees

Barry M. Portnoy
*Managing Trustee*

Adam D. Portnoy
*Managing Trustee*

Barbara D. Gilmore
*Independent Trustee*

John L. Harrington
*Independent Trustee*

Jeffrey P. Somers
*Independent Trustee*

## Senior Management

David M. Blackman
*President and Chief Operating Officer*

Mark L. Kleifges
*Treasurer and Chief Financial Officer*

## Contact Information

**Investor Relations**
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

**Inquiries**
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss,
Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.



# RESEARCH COVERAGE

## Equity Research Coverage

**Bank of America Merrill Lynch Research**
James Feldman
(646) 855-5808

**Janney Capital Markets**
Daniel Donlan
(212) 665-6476

**Jefferies & Company, Inc.**
Omotayo Okusanya
(212) 336-7076

**JMP Securities**
Mitch Germain
(212) 906-3546

**Morgan Stanley**
Chris Caton
(415) 576-2637

**RBC Capital Markets**
Mike Carroll
(440) 715-2649

**Wells Fargo Securities**
Brendan Maiorana
(443) 263-6516

## Rating Agencies

**Moody's Investors Service**
Lori Marks
(212) 553-1098

**Standard & Poor's**
Susan Madison
(212) 438-4516

*GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.*

# FINANCIAL INFORMATION



*Southpointe I, Plantation, FL.*
*Square Feet: 135,819.*
*Primary Tenant: Internal Revenue Service.*

# KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 | 9/30/2011 |
| **Shares Outstanding:** | | | | | |
| Common shares outstanding (at end of period)[1] | 47,144 | 47,100 | 47,091 | 47,052 | 47,052 |
| Weighted average common shares outstanding [1] | 47,108 | 47,098 | 47,052 | 47,052 | 45,322 |
| | | | | | |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 23.40 | $ 22.62 | $ 24.11 | $ 22.55 | $ 21.51 |
| High during period | $ 23.88 | $ 24.63 | $ 24.87 | $ 24.29 | $ 27.80 |
| Low during period | $ 20.69 | $ 20.64 | $ 22.03 | $ 19.68 | $ 20.50 |
| Annualized dividends declared per share during period [2] | $ 1.68 | $ 1.68 | $ 1.68 | $ 1.68 | $ 1.68 |
| Annualized dividend yield (at end of period) [2] | 7.2% | 7.4% | 7.0% | 7.5% | 7.8% |
| Annualized Normalized FFO[3] multiple (at end of period) | 10.8x | 10.9x | 11.3x | 10.2x | 10.6x |
| Annualized property net operating income (NOI) / total market capitalization [4] | 7.9% | 8.1% | 8.2% | 8.7% | 8.6% |
| | | | | | |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 610,709 | $ 471,271 | $ 444,826 | $ 440,883 | $ 328,108 |
| Plus: market value of common shares (at end of period) | 1,103,170 | 1,065,402 | 1,135,364 | 1,061,023 | 1,012,089 |
| Total market capitalization | $ 1,713,879 | $ 1,536,673 | $ 1,580,190 | $ 1,501,906 | $ 1,340,197 |
| Total debt / total market capitalization | 35.6% | 30.7% | 28.2% | 29.4% | 24.5% |
| | | | | | |
| **Book Capitalization:** | | | | | |
| Total debt | $ 610,709 | $ 471,271 | $ 444,826 | $ 440,883 | $ 328,108 |
| Plus: total shareholders' equity | 870,993 | 878,302 | 885,905 | 891,668 | 898,189 |
| Total book capitalization | $ 1,481,702 | $ 1,349,573 | $ 1,330,731 | $ 1,332,551 | $ 1,226,297 |
| Total debt / total book capitalization | 41.2% | 34.9% | 33.4% | 33.1% | 26.8% |

[1] On October 19, 2012, we sold 7,500 of our common shares in a public offering.

[2] On October 9, 2012, we declared a quarterly common share dividend of $0.43 per share ($1.72 per year) payable on November 21, 2012 to holders of record on October 22, 2012.

[3] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

[4] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

# KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 | 9/30/2011 |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 1,524,787 | $ 1,382,824 | $ 1,363,247 | $ 1,368,575 | $ 1,266,668 |
| Total liabilities | $ 653,794 | $ 504,522 | $ 477,342 | $ 476,907 | $ 368,479 |
| Gross book value of real estate assets [1] | $ 1,672,117 | $ 1,515,497 | $ 1,491,535 | $ 1,490,912 | $ 1,371,223 |
| Total debt / gross book value of real estate [1] | 36.5% | 31.1% | 29.8% | 29.6% | 23.9% |
| | | | | | |
| **Selected Income Statement Data:** | | | | | |
| Rental income | $ 54,083 | $ 50,273 | $ 50,455 | $ 51,726 | $ 45,889 |
| Adjusted EBITDA [2] | $ 30,135 | $ 28,492 | $ 29,248 | $ 29,524 | $ 26,104 |
| NOI [3] | $ 33,650 | $ 31,129 | $ 32,234 | $ 32,724 | $ 28,768 |
| NOI margin [4] | 62.2% | 61.9% | 63.9% | 63.3% | 62.7% |
| Net income | $ 11,756 | $ 11,954 | $ 13,059 | $ 13,248 | $ 11,563 |
| Normalized FFO [5] | $ 25,575 | $ 24,352 | $ 25,180 | $ 26,133 | $ 22,950 |
| Common distributions paid | $ 19,782 | $ 19,778 | $ 19,762 | $ 19,761 | $ 17,015 |
| Normalized FFO payout ratio | 77.3% | 81.2% | 78.5% | 75.6% | 74.1% |
| | | | | | |
| **Per Share Data:** | | | | | |
| Net income | $ 0.25 | $ 0.25 | $ 0.28 | $ 0.28 | $ 0.26 |
| Normalized FFO [5] | $ 0.54 | $ 0.52 | $ 0.54 | $ 0.56 | $ 0.51 |
| | | | | | |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [2] / interest expense | 6.7x | 7.0x | 7.3x | 9.0x | 8.3x |
| Total Debt / Annualized Adjusted EBITDA [2] | 5.1x | 4.1x | 3.8x | 3.7x | 3.1x |

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[2] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with GAAP.



# CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

| | As of 9/30/2012 | As of 12/31/2011 |
|---|---:|---:|
| **ASSETS** | | |
| Real estate properties: | | |
| Land | $ 241,294 | $ 224,674 |
| Buildings and improvements | 1,268,730 | 1,129,994 |
| | 1,510,024 | 1,354,668 |
| Accumulated depreciation | (172,066) | (156,618) |
| | 1,337,958 | 1,198,050 |
| | | |
| Acquired real estate leases, net | 131,159 | 117,596 |
| Cash and cash equivalents | 3,169 | 3,272 |
| Restricted cash | 2,189 | 1,736 |
| Rents receivable, net | 26,806 | 29,000 |
| Deferred leasing costs, net | 5,696 | 3,074 |
| Deferred financing costs, net | 6,169 | 5,550 |
| Other assets, net | 11,641 | 10,297 |
| Total assets | $ 1,524,787 | $ 1,368,575 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Unsecured revolving credit facility | $ 167,000 | $ 345,500 |
| Unsecured term loan | 350,000 | - |
| Mortgage notes payable | 93,709 | 95,383 |
| Accounts payable and accrued expenses | 21,816 | 20,691 |
| Due to related persons | 7,231 | 4,071 |
| Assumed real estate lease obligations, net | 14,038 | 11,262 |
| Total liabilities | 653,794 | 476,907 |
| | | |
| Commitments and contingencies | | |
| | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized, 47,143,888 and 47,051,650 shares issued and outstanding, respectively | 471 | 471 |
| Additional paid in capital | 937,285 | 935,438 |
| Cumulative net income | 124,102 | 87,333 |
| Cumulative other comprehensive income | 108 | 77 |
| Cumulative common distributions | (190,973) | (131,651) |
| Total shareholders' equity | 870,993 | 891,668 |
| Total liabilities and shareholders' equity | $ 1,524,787 | $ 1,368,575 |

# CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

| | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
| | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
| Rental income [1] | $ 54,083 | $ 45,889 | $ 154,811 | $ 127,224 |
| Expenses: | | | | |
| Real estate taxes | 5,728 | 4,853 | 17,210 | 13,947 |
| Utility expenses | 5,140 | 4,375 | 12,845 | 11,422 |
| Other operating expenses | 9,565 | 7,893 | 27,743 | 22,074 |
| Depreciation and amortization | 13,056 | 10,379 | 37,281 | 27,862 |
| Acquisition related costs | 763 | 1,008 | 1,057 | 2,846 |
| General and administrative | 3,637 | 2,746 | 9,395 | 7,655 |
| Total expenses | 37,889 | 31,254 | 105,531 | 85,806 |
| Operating income | 16,194 | 14,635 | 49,280 | 41,418 |
| Interest and other income | 7 | 54 | 21 | 89 |
| Interest expense (including net amortization of debt premiums and deferred financing fees of $339, $266, $998 and $787, respectively) | (4,530) | (3,162) | (12,649) | (8,775) |
| Equity in earnings of an investee | 115 | 28 | 236 | 111 |
| Income before income tax benefit (expense) | 11,786 | 11,555 | 36,888 | 32,843 |
| Income tax benefit (expense) | (30) | 8 | (119) | (94) |
| Net income | $ 11,756 | $ 11,563 | $ 36,769 | $ 32,749 |
| Weighted average common shares outstanding | 47,108 | 45,322 | 47,086 | 42,127 |
| Net income per common share | $ 0.25 | $ 0.26 | $ 0.78 | $ 0.78 |
| Additional Data: | | | | |
| General and administrative expenses / rental income | 6.72% | 5.98% | 6.07% | 6.02% |
| General and administrative expenses / total assets (at end of period) | 0.24% | 0.22% | 0.62% | 0.60% |
| Non-cash straight line rent adjustments [1] | $ 1,105 | $ 290 | $ 2,669 | $ 451 |
| Lease value amortization included in rental income [1] | $ (513) | $ (169) | $ (1,604) | $ 119 |
| Lease termination fees included in rental income | $ - | $ 5 | $ - | $ 10 |
| Capitalized interest expense | $ - | $ - | $ - | $ - |

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable payment obligations of our tenants to us, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(dollar amounts in thousands)

| | For the Nine Months Ended | |
| --- | --- | --- |
| | 9/30/2012 | 9/30/2011 |
| Cash flows from operating activities: | | |
| Net income | $ 36,769 | $ 32,749 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | 23,897 | 19,258 |
| Net amortization of debt premium and deferred financing fees | 998 | 787 |
| Straight line rental income | (2,669) | (451) |
| Amortization of acquired real estate leases | 14,352 | 8,116 |
| Amortization of deferred leasing costs | 636 | 367 |
| Other non-cash expenses | 1,477 | 721 |
| Equity in earnings of an investee | (236) | (111) |
| Change in assets and liabilities: | | |
| Restricted cash | (453) | (310) |
| Deferred leasing costs | (2,123) | (424) |
| Rents receivable | 4,863 | (2,445) |
| Other assets | (1,077) | (3,111) |
| Accounts payable and accrued expenses | 2,690 | 3,234 |
| Due to related persons | 3,336 | 5,285 |
| Cash provided by operating activities | 82,460 | 63,665 |
| | | |
| Cash flows from investing activities: | | |
| Real estate acquisitions and deposits | (180,976) | (327,402) |
| Real estate improvements | (10,474) | (4,113) |
| Cash used in investing activities | (191,450) | (331,515) |
| | | |
| Cash flows from financing activities: | | |
| Proceeds from issuance of common shares, net | - | 157,894 |
| Repayment of mortgage notes payable | (1,327) | (624) |
| Borrowings on unsecured revolving credit facility | 173,000 | 376,500 |
| Repayments on unsecured revolving credit facility | (351,500) | (212,000) |
| Proceeds from unsecured term loan | 350,000 | - |
| Financing fees | (1,964) | (3) |
| Distributions to common shareholders | (59,322) | (50,630) |
| Cash provided by financing activities | 108,887 | 271,137 |
| | | |
| (Decrease) increase in cash and cash equivalents | (103) | 3,287 |
| Cash and cash equivalents at beginning of period | 3,272 | 2,437 |
| Cash and cash equivalents at end of period | $ 3,169 | $ 5,724 |
| | | |
| Supplemental cash flow information: | | |
| Interest paid | $ 11,787 | $ 7,065 |
| Income taxes paid | 167 | 43 |
| | | |
| Non-cash financing activities | | |
| Issuance of common shares | $ 1,847 | $ 721 |

# DEBT SUMMARY

As of September 30, 2012
(dollars in thousands)



| | Coupon Rate | Interest Rate [1] | Principal Balance [1] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Unsecured Floating Rate Debt:** | | | | | | |
| $550,000 unsecured revolving credit facility [2] [3] | 1.72% | 1.72% | $ 167,000 | 10/19/2015 | $ 167,000 | 3.1 |
| $350,000 unsecured term loan [4] | 1.98% | 1.98% | 350,000 | 1/11/2017 | 350,000 | 4.3 |
| Total / weighted average unsecured floating rate debt | 1.90% | 1.90% | $ 517,000 | | $ 517,000 | 3.9 |
| | | | | | | |
| **Secured Fixed Rate Debt:** | | | | | | |
| Secured debt - Two properties in Indianapolis, IN | 5.73% | 5.24% | $ 49,493 | 10/11/2015 | $ 46,700 | 3.0 |
| Secured debt - One property in Landover, MD | 6.21% | 6.21% | 24,513 | 8/1/2016 | 23,296 | 3.8 |
| Secured debt - One property in Tampa, FL | 7.00% | 5.15% | 10,327 | 3/1/2019 | 7,890 | 6.4 |
| Secured debt - One property in Lakewood, CO | 8.15% | 6.15% | 9,376 | 3/1/2021 | - | 8.4 |
| Total / weighted average secured fixed rate debt | 6.24% | 5.57% | $ 93,709 | | $ 77,886 | 4.2 |
| | | | | | | |
| **Debt Summary:** | | | | | | |
| Total / weighted average floating rate debt | 1.90% | 1.90% | $ 517,000 | | $ 517,000 | 3.9 |
| Total / weighted average secured fixed rate debt | 6.24% | 5.57% | 93,709 | | 77,886 | 4.2 |
| Total / weighted average debt | 2.56% | 2.46% | $ 610,709 | | $ 594,886 | 3.9 |

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[2] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus 150 basis points. We also pay a facility fee of 35 basis points per annum on the maximum borrowings permitted under our revolving credit facility. Both the interest rate spread and facility fee are subject to change based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 9/30/2012. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[3] On October 19, 2012, we issued 7,500,000 common shares in a public offering, raising net proceeds of approximately $166,564. We used the net proceeds of this offering to repay amounts outstanding under our revolving credit facility.

[4] The amount outstanding under our term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our credit ratings; the coupon rate and interest rate listed above are as of 9/30/2012. The term loan is prepayable without penalty at any time.

# DEBT MATURITY SCHEDULE



As of September 30, 2012
(dollars in thousands)

| Year | Unsecured Floating Rate Debt | Secured Fixed Rate Debt[4] | Total[5] |
|---|---|---|---|
| 2012 | $ - | $ 466 | $ 466 |
| 2013 | - | 1,933 | 1,933 |
| 2014 | - | 2,072 | 2,072 |
| 2015 | 167,000 [1][2] | 48,691 | 215,691 |
| 2016 | - | 24,708 | 24,708 |
| 2017 | 350,000 [3] | 1,308 | 351,308 |
| 2018 | - | 1,415 | 1,415 |
| 2019 | - | 9,168 | 9,168 |
| 2020 | - | 1,333 | 1,333 |
| 2021 and thereafter | - | 349 | 349 |
| Total | $ 517,000 | $ 91,443 | $ 608,443 |
| Percent | 85.0% | 15.0% | 100.0% |

[1] Represents amounts outstanding on our unsecured revolving credit facility at 9/30/2012. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[2] On October 19, 2012, we issued 7,500,000 common shares in a public offering, raising net proceeds of approximately $166,564. We used the net proceeds of this offering to repay amounts outstanding under our revolving credit facility.

[3] Represents the outstanding balance of our unsecured term loan at 9/30/2012. The term loan is prepayable without penalty at any time.

[4] Principal balances are the amounts stated in the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[5] Our total debt as of 9/30/2012, including unamortized mortgage premiums, was $610,709.



# LEVERAGE RATIOS AND COVERAGE RATIOS

|  | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
|  | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 | 9/30/2011 |
| **Leverage Ratios:** | | | | | |
| Total debt / total market capitalization[1] | 35.6% | 30.7% | 28.2% | 29.4% | 24.5% |
| Total debt / total book capitalization[1] | 41.2% | 34.9% | 33.4% | 33.1% | 26.8% |
| Total debt / total assets[1] | 40.1% | 34.1% | 32.6% | 32.2% | 25.9% |
| Total debt / gross book value of real estate assets[2] | 36.5% | 31.1% | 29.8% | 29.6% | 23.9% |
| Secured debt[1] / total assets | 6.1% | 6.8% | 7.0% | 7.0% | 3.6% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA[3] / interest expense[4] | 6.7x | 7.0x | 7.3x | 9.0x | 8.3x |
| Total Debt[1] / Annualized Adjusted EBITDA[3] | 5.1x | 4.1x | 3.8x | 3.7x | 3.1x |

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.

# SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. data)



| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 | 9/30/2011 |
| Leasing capital [1] | $ 4,375 | $ 905 | $ 426 | $ 2,545 | $ 563 |
| Building improvements [2] | 746 | 660 | 194 | 1,054 | 853 |
| Recurring capital expenditures | 5,121 | 1,565 | 620 | 3,599 | 1,416 |
| Development, redevelopment and other activities [3] | 2,245 | 1,194 | 405 | 2,256 | 463 |
| Total capital expenditures | $ 7,366 | $ 2,759 | $ 1,025 | $ 5,855 | $ 1,879 |
| Average sq. ft. leased during period | 8,815 | 8,321 | 8,366 | 8,236 | 7,391 |
| Building improvements per average sq. ft. leased during period | $ 0.08 | $ 0.08 | $ 0.02 | $ 0.13 | $ 0.12 |

[1] Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

# ACQUISITION INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. data)



| Date Acquired | City and State | Number of Properties | Sq. Ft. | Purchase Price [1] | Purchase Price [1] / Sq. Ft. | Cap Rate [2] | Weighted Average Remaining Lease Term [3] | Percent Leased [4] | Major Tenant - Occupant |
|---|---|---|---|---|---|---|---|---|---|
| Jun-12 | Albany, NY | 1 | 64 | $ 8,525 | $ 133 | 8.6% | 6.8 | 100.0% | State of New York - Department of Agriculture |
| Jun-12 | Everett, WA | 2 | 112 | 20,425 | 182 | 9.3% | 8.4 | 100.0% | State of Washington - Department of Social and Health Services |
| Jul-12 | Stockton, CA | 1 | 22 | 8,251 | 375 | 8.8% | 14.7 | 100.0% | U.S. Government - ICE[5] |
| Jul-12 | Atlanta, GA / Ellenwood, GA / Jackson, MS | 3 | 553 | 88,000 | 159 | 8.1% | 11.5 | 100.0% | U.S. Government - DHS, ICE, NARA, FBI [5] |
| Sep-12 | Boise, ID | 3 | 181 | 40,150 | 222 | 7.4% | 9.4 | 100.0% | U.S. Government - Natural Resource Center and DHS[5] |
| Sep-12 | Kansas City, MO | 1 | 87 | 15,700 | 180 | 7.5% | 6.0 | 100.0% | U.S. Government - FBI[5] |
| | Total / Weighted Average | 11 | 1,019 | $181,051 | $ 178 | 8.1% | 10.1 | 100.0% | |

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

[5] DHS is the Department of Homeland Security; ICE is Immigration and Customs Enforcement; NARA is the National Archives and Records Administration; FBI is the Federal Bureau of Investigation.



# PORTFOLIO INFORMATION

1220 Echelon Parkway, Jackson, MS.
Square Feet: 109,819.
Primary Tenant: Federal Bureau of Investigation.



# PORTFOLIO SUMMARY

(As of September 30, 2012)

| | Number of Properties | Sq. Ft.[1] | % Sq. Ft. | % Rental Income Three Months Ended 9/30/2012 | % NOI Three Months Ended 9/30/2012 [3] |
|---|---|---|---|---|---|
| Properties majority leased to the U.S. Government | 60 | 7,389,273 | 74.0% | 72.8% | 75.1% |
| Properties majority leased to state governments | 18 | 2,135,936 | 21.0% | 22.7% | 20.4% |
| Property majority leased to the United Nations | 1 | 187,060 | 2.0% | 4.5% | 5.4% |
| Other properties (currently vacant) | 3 | 256,586 | 3.0% | N/A | -0.9% |
| Total | 82 | 9,968,855 | 100.0% | 100.0% | 100.0% |

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

# SUMMARY ACTUAL AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands, except per sq. ft. data)

|  | Summary Actual Results For the Three Months Ended | | Summary Same Property Results [1] For the Three Months Ended | |
|---|---|---|---|---|
|  | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
| Properties (end of period) | 82 | 67 | 64 | 64 |
| Total sq. ft. [2] | 9,969 | 8,286 | 7,555 | 7,555 |
| Percent leased [3] | 92.4% | 96.1% | 91.9% | 96.5% |
| Rental income [4] | $ 54,083 | $ 45,889 | $ 43,533 | $ 45,409 |
| NOI [5] | $ 33,650 | $ 28,768 | $ 27,263 | $ 28,477 |
| NOI % change | 17.0% | - | -4.3% | - |
| NOI % margin | 62.2% | 62.7% | 62.6% | 62.7% |

|  | Summary Actual Results For the Nine Months Ended | | Summary Same Property Results For the Nine Months Ended [6] | |
|---|---|---|---|---|
|  | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
| Properties (end of period) | 82 | 67 | 55 | 55 |
| Total sq. ft. [2] | 9,969 | 8,286 | 6,805 | 6,805 |
| Percent leased [3] | 92.4% | 96.1% | 91.0% | 96.2% |
| Rental income [4] | $ 154,811 | $ 127,224 | $ 111,578 | $ 116,644 |
| NOI [5] | $ 97,013 | $ 79,781 | $ 69,469 | $ 72,399 |
| NOI % change | 21.6% | - | -4.0% | - |
| NOI % margin | 62.7% | 62.7% | 62.3% | 62.1% |

[1] Based on properties we owned continuously since 7/1/2011.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to leases existing as of 9/30/2012, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any.

[4] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[5] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] Based on properties we owned continuously since 1/1/2011.



# OCCUPANCY AND LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 | 9/30/2011 |
| Properties | 82 | 74 | 71 | 71 | 67 |
| Total sq. ft. [1] | 9,969 | 9,126 | 8,949 | 8,953 | 8,286 |
| Square feet leased | 9,212 | 8,418 | 8,223 | 8,508 | 7,964 |
| Percentage leased | 92.4% | 92.2% | 91.9% | 95.0% | 96.1% |
| **Leasing Activity (sq. ft.):** | | | | | |
| New leases | 47 | 43 | 3 | 1 | 8 |
| Renewals | 265 | 163 | 35 | 547 | 77 |
| Total | 312 | 206 | 38 | 548 | 85 |
| **% Change in GAAP Rent [2]:** | | | | | |
| New leases | 27.0% | -0.6% | -12.5% | 6.2% | -1.3% |
| Renewals | -4.2% | 7.6% | -3.9% | -5.6% | 10.9% |
| Total | -0.7% | 5.5% | -4.6% | -5.6% | 10.1% |
| **Leasing Cost and Concession Commitments [3]:** | | | | | |
| New leases | $ 3,072 | $ 2,754 | $ 41 | $ 6 | $ 162 |
| Renewals | 3,650 | 547 | 310 | 1,456 | 2,725 |
| Total | $ 6,722 | $ 3,301 | $ 351 | $ 1,462 | $ 2,887 |
| **Leasing Cost and Concession Commitments per Sq. Ft. [3]:** | | | | | |
| New leases | $ 65.17 | $ 64.46 | $ 14.76 | $ 14.49 | $ 21.13 |
| Renewals | $ 13.80 | $ 3.36 | $ 8.77 | $ 2.66 | $ 35.03 |
| Total | $ 21.57 | $ 16.06 | $ 9.20 | $ 2.67 | $ 33.79 |
| **Weighted Average Lease Term by Sq. Ft. (years) [4]:** | | | | | |
| New leases | 10.1 | 8.9 | 4.1 | 4.9 | 7.5 |
| Renewals | 9.2 | 3.3 | 4.4 | 9.8 | 9.7 |
| Total | 9.3 | 4.7 | 4.4 | 9.8 | 9.6 |
| **Leasing Cost and Concession Commitments per Sq. Ft. per Year:** | | | | | |
| New leases | $ 6.45 | $ 7.24 | $ 3.60 | $ 2.97 | $ 2.82 |
| Renewals | $ 1.51 | $ 1.02 | $ 1.99 | $ 0.27 | $ 3.61 |
| Total | $ 2.32 | $ 3.42 | $ 2.09 | $ 0.27 | $ 3.52 |
| **% Change in GAAP Rent [2]:** | | | | | |
| Government tenants | -4.2% | 10.9% | -0.6% | -4.9% | 11.7% |
| Non-government tenants | 21.5% | -14.0% | -11.9% | -9.9% | -7.9% |
| Total | -0.7% | 5.5% | -4.6% | -5.0% | 10.1% |

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[4] Weighted based on the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, plus straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

*The above leasing summary is based on leases entered into during the periods indicated.*



LEASING ANALYSIS BY TENANT TYPE

| Tenant Type | Sq. Ft. Leased as of 6/30/2012 [1] | % of Sq. Ft. Leased as of 6/30/2012[1] | Sq. Ft. During the Three Months Ended 9/30/2012 | | | | Sq. Ft. Leased as of 9/30/2012[1] | % of Sq. Ft. Leased as of 9/30/2012[1] |
| | | | Expired Leases | Lease Renewals Executed | New Leases Executed | Properties Acquired | | |
|---|---|---|---|---|---|---|---|---|
| U.S. Government | 5,816,034 | 69.1% | (245,487) | 235,668 | - | 842,274 | 6,648,489 | 72.2% |
| State Government | 1,741,275 | 20.7% | (28,697) | 23,831 | - | - | 1,736,409 | 18.8% |
| United Nations | 187,060 | 2.2% | - | - | - | - | 187,060 | 2.0% |
| Non-government | 673,891 | 8.0% | (86,118) | 4,924 | 47,134 | - | 639,831 | 6.9% |
| | 8,418,260 | 100% | (360,302) | 264,423 | 47,134 | 842,274 | 9,211,789 | 100% |

[1] Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.



| Tenant | Sq. Ft. [1] | % of Total Sq. Ft. [1] | % of Annualized Rental Income [2] |
|---|---|---|---|
| **U.S. Government:** | | | |
| 1  U.S. Customs & Immigration Service | 652,621 | 6.5% | 9.9% |
| 2  Internal Revenue Service | 1,032,330 | 10.4% | 9.2% |
| 3  Federal Bureau of Investigation | 433,757 | 4.4% | 5.2% |
| 4  Department of Justice | 314,068 | 3.2% | 5.1% |
| 5  Department of Agriculture | 337,500 | 3.4% | 4.2% |
| 6  Centers for Disease Control | 352,876 | 3.5% | 3.2% |
| 7  Department of Veterans Affairs | 293,660 | 2.9% | 3.2% |
| 8  Defense Intelligence Agency | 266,000 | 2.7% | 2.3% |
| 9  Department of Homeland Security | 127,508 | 1.3% | 2.2% |
| 10  Department of Energy | 220,702 | 2.2% | 2.2% |
| 11  National Park Service | 166,745 | 1.7% | 2.2% |
| 12  National Business Center | 212,996 | 2.1% | 2.1% |
| 13  Food and Drug Administration | 133,920 | 1.3% | 2.0% |
| 14  U.S. Courts | 115,366 | 1.2% | 1.9% |
| 15  Social Security Administration | 171,217 | 1.7% | 1.7% |
| 16  Natural Resource Center | 150,551 | 1.5% | 1.5% |
| 17  Drug Enforcement Agency | 147,955 | 1.5% | 1.5% |
| 18  National Archives and Record Administration | 352,064 | 3.5% | 1.4% |
| 19  Defense Information Services | 163,407 | 1.6% | 1.3% |
| 20  Bureau of Land Management | 176,973 | 1.8% | 1.3% |
| 21  U.S. Postal Service | 321,800 | 3.2% | 1.2% |
| 22  Defense Nuclear Facilities Board | 58,931 | 0.6% | 1.0% |
| 23  Occupational Health and Safety Administration | 57,770 | 0.6% | 0.9% |
| 24  Military Entrance Processing Station | 56,931 | 0.6% | 0.9% |
| 25  Financial Management Service | 98,073 | 1.0% | 0.8% |
| 26  Department of Housing and Urban Development | 90,487 | 0.9% | 0.8% |
| 27  Environmental Protection Agency | 43,232 | 0.4% | 0.7% |
| 28  Bureau of Prisons | 51,138 | 0.5% | 0.4% |
| 29  Equal Employment Opportunity Commission | 19,409 | 0.2% | 0.2% |
| 30  National Labor Relations Board | 10,615 | 0.1% | 0.1% |
| 31  Department of State | 5,928 | 0.1% | 0.1% |
| 32  Executive Office for Immigration Review | 5,500 | 0.1% | 0.1% |
| 33  Department of Labor | 6,459 | 0.1% | 0.0% |
| | 6,648,489 | 66.7% | 71.0% |

| Tenant | Sq. Ft. [1] | % of Total Sq. Ft. [1] | % of Annualized Rental Income [2] |
|---|---|---|---|
| **State Government:** | | | |
| 1  State of Massachusetts - three agency occupants | 307,119 | 3.2% | 4.5% |
| 2  State of California - seven agency occupants | 347,847 | 3.5% | 3.7% |
| 3  State of Georgia - Department of Transportation | 293,035 | 2.9% | 2.6% |
| 4  State of New Jersey - Department of Treasury | 173,189 | 1.7% | 2.0% |
| 5  State of Oregon - three agency occupants | 162,432 | 1.6% | 1.7% |
| 6  State of Washington - Social and Health Services | 111,908 | 1.1% | 1.2% |
| 7  State of South Carolina - five agency occupants | 120,384 | 1.2% | 0.8% |
| 8  State of Maryland - three agency occupants | 84,674 | 0.8% | 0.6% |
| 9  State of Minnesota - two agency occupants | 71,821 | 0.7% | 0.5% |
| 10  State of New York - Department of Agriculture | 64,000 | 0.6% | 0.5% |
| | 1,736,409 | 17.4% | 18.2% |
| **The United Nations** | 187,060 | 1.9% | 4.7% |
| **138 Non-Government Tenants** | 639,831 | 6.4% | 6.1% |
| **Subtotal Leased Square Feet** | 9,211,789 | 92.4% | 100.0% |
| **Available for Lease** | 757,066 | 7.6% | -- |
| **Total Square Feet** | 9,968,855 | 100.0% | 100.0% |

[1] Sq. ft. is pursuant to leases existing as of 9/30/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percentage of annualized rental income is calculated using annualized contractual base rent from our tenants pursuant to our lease agreements with them as of 9/30/2012, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.



(dollars and sq. ft. in thousands)

| | Number of Tenants Expiring | Sq. Ft. Expiring [1] | % of Sq. Ft. Expiring | Cumulative % of Sq. Ft. Expiring | Annualized Rental Income Expiring [2] | % of Annualized Rental Income Expiring | Cumulative % of Annualized Rental Income Expiring |
|---|---|---|---|---|---|---|---|
| 2012 | 17 | 634 | 6.9% | 6.9% | $ 17,725 | 8.3% | 8.3% |
| 2013 | 34 | 958 | 10.4% | 17.3% | 14,407 | 6.7% | 15.0% |
| 2014 | 33 | 459 | 5.0% | 22.3% | 8,366 | 3.9% | 18.9% |
| 2015 | 39 | 1,298 | 14.1% | 36.4% | 29,416 | 13.7% | 32.6% |
| 2016 | 35 | 603 | 6.5% | 42.9% | 14,482 | 6.8% | 39.4% |
| 2017 | 29 | 618 | 6.7% | 49.6% | 12,560 | 5.9% | 45.3% |
| 2018 | 12 | 670 | 7.3% | 56.9% | 24,681 | 11.5% | 56.8% |
| 2019 | 15 | 1,365 | 14.8% | 71.7% | 31,594 | 14.8% | 71.6% |
| 2020 | 13 | 668 | 7.3% | 79.0% | 19,260 | 9.0% | 80.6% |
| 2021 and thereafter | 21 | 1,939 | 21.0% | 100.0% | 41,587 | 19.4% | 100.0% |
| Total | 248 | 9,212 | 100.0% | | $ 214,078 | 100.0% | |
| | | | | | | | |
| Weighted average remaining lease term (in years) | | 5.3 | | | 5.4 | | |

[1] Sq. ft. is pursuant to leases existing as of 9/30/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Annualized rental income is the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 9/30/2012, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

# EXHIBITS





*One Georgia Center, Atlanta, GA.*
*Square Feet: 375,805.*
*Primary Tenant: Georgia Department of Transportation.*

# CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)     EXHIBIT A



(dollars in thousands)

| | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
| | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
| **Calculation of NOI:** | | | | |
| Rental income [(1)] | $ 54,083 | $ 45,889 | $ 154,811 | $ 127,224 |
| Operating expenses | (20,433) | (17,121) | (57,798) | (47,443) |
| Property net operating income (NOI) | $ 33,650 | $ 28,768 | $ 97,013 | $ 79,781 |
| | | | | |
| **Reconciliation of NOI to Net Income:** | | | | |
| Property net operating income (NOI) | $ 33,650 | $ 28,768 | $ 97,013 | $ 79,781 |
| Depreciation and amortization | (13,056) | (10,379) | (37,281) | (27,862) |
| Acquisition related costs | (763) | (1,008) | (1,057) | (2,846) |
| General and administrative | (3,637) | (2,746) | (9,395) | (7,655) |
| Operating income | 16,194 | 14,635 | 49,280 | 41,418 |
| | | | | |
| Interest and other income | 7 | 54 | 21 | 89 |
| Interest expense | (4,530) | (3,162) | (12,649) | (8,775) |
| Income tax benefit (expense) | (30) | 8 | (119) | (94) |
| Equity in earnings of an investee | 115 | 28 | 236 | 111 |
| Net income | $ 11,756 | $ 11,563 | $ 36,769 | $ 32,749 |

[(1)] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $1,105 and $290 for the three months ended September 30, 2012 and 2011, respectively, and $2,669 and $451 for the nine months ended September 30, 2012 and 2011, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($513) and ($169) for the three months ended September 30, 2012 and 2011, respectively, and ($1,604) and $119 for the nine months ended September 30, 2012 and 2011, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

*We calculate net operating income, or NOI, as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is NOI necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. NOI should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other real estate investment trusts, or REITs, and real estate companies may calculate NOI differently than we do.*

# CALCULATION OF EBITDA AND ADJUSTED EBITDA    **EXHIBIT B**



(dollars in thousands)

|  | For the Three Months Ended | | For the Nine Months Ended | |
|  | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
|---|---|---|---|---|
| Net income | $ 11,756 | $ 11,563 | $ 36,769 | $ 32,749 |
| Add: interest expense | 4,530 | 3,162 | 12,649 | 8,775 |
| income tax benefit (expense) | 30 | (8) | 119 | 94 |
| depreciation and amortization | 13,056 | 10,379 | 37,281 | 27,862 |
| EBITDA | 29,372 | 25,096 | 86,818 | 69,480 |
| Add: acquisition related costs | 763 | 1,008 | 1,057 | 2,846 |
| Adjusted EBITDA | $ 30,135 | $ 26,104 | $ 87,875 | $ 72,326 |

*We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be an appropriate measure of our performance, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.*

**CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO**

EXHIBIT C



(dollars in thousands, except per share data)

| | For the Three Months Ended | | For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2012 | 9/30/2011 | 9/30/2012 | 9/30/2011 |
| Net income | $ 11,756 | $ 11,563 | $ 36,769 | $ 32,749 |
| Add: depreciation and amortization | 13,056 | 10,379 | 37,281 | 27,862 |
| FFO | 24,812 | 21,942 | 74,050 | 60,611 |
| Add: acquisition related costs | 763 | 1,008 | 1,057 | 2,846 |
| Normalized FFO | $ 25,575 | $ 22,950 | $ 75,107 | $ 63,457 |
| | | | | |
| Weighted average common shares outstanding | 47,108 | 45,322 | 47,086 | 42,127 |
| | | | | |
| FFO per share | $ 0.53 | $ 0.48 | $ 1.57 | $ 1.44 |
| Normalized FFO per share | $ 0.54 | $ 0.51 | $ 1.60 | $ 1.51 |

*We calculate funds from operations, or FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and term loan agreement, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our current and expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.*